Exhibit 99.1

PRESS RELEASE

For Release February 4, 2013

Contact:
Rick L. Hull
President and CEO
Premier Bank & Trust
(330) 244-2985


Mark Witmer
President and CEO
First National Bank
(330) 765-0625


PREMIER BANK & TRUST ANNOUNCES AGREEMENT TO ACQUIRE FAIRLAWN
BRANCH OF FIRST NATIONAL BANK


North Canton and Orrville, Ohio, February 4, 2013 ~ (OTC Bulletin
Board: OLCB) (OTC Bulletin Board: NBOH) ~ Rick Hull, President and CEO of Premier Bank & Trust (`Premier`), and Mark Witmer, President and CEO of First National Bank (`First National`), announced today that Premier has entered into a definitive agreement with First National to acquire certain assets and assume certain liabilities of First National`s Fairlawn, Ohio office.

The transaction is subject to regulatory approval and other customary closing conditions and is expected to close in the second quarter of 2013. Under the terms and conditions of the transaction, Premier will acquire First National`s Fairlawn banking office location and total loans of approximately $10 million, and will assume total deposits of approximately $16 million.
The loans are primarily owner-occupied commercial real estate and commercial industrial. The deposits are primarily core and time deposits, including checking, money market, savings accounts, and certificates of deposit.

Hull said in a statement, `This transaction fulfills a strategic objective we have expressed since our recapitalization of the Bank in 2010. We have a significant client and shareholder base in the Akron/Fairlawn market and we needed a physical presence to better serve their needs and to expand our commercial, private banking, investment, and trust services in that market. We are excited to have John Falatok and all the First National employees in Fairlawn join our team.`

Witmer stated, `The transaction with Premier fits our strategic plan, which is to concentrate our bank activities in our core markets. I`ve had a great relationship with the leadership at Premier for a number of years and I believe that we leave our Fairlawn clients and staff in very capable hands.`

About Premier Bank & Trust

Premier is a wholly owned subsidiary of Ohio Legacy Corp, a bank holding company headquartered in North Canton, Ohio. Premier provides financial services to small businesses and consumers through three full-service banking locations in North Canton and St. Clairsville, Ohio.


About First National Bank

First National is a subsidiary of National Bancshares Corporation, a bank holding company founded in 1881 and headquartered in Orrville, Ohio. First National provides financial services in Ohio.

Forward-Looking Statement
This release contains forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Companies, as well as their operations, markets, and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Companies` business, competitive pressures, changes in accounting, tax, or regulatory practices or requirements and those risk factors detailed in the Companies` periodic reports and registration statements filed with the Securities and Exchange Commission. The Companies undertake no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.